Exhibit (a)(54)

Phone:	(215) 569-5518

Fax:	(215) 832-5518

Email:	Lipman@BlankRome.com

March 12, 2014

Ronald O. Mueller

GIBSON, DUNN & CRUTCHER, LLP

1050 Connecticut Avenue, N.W.

Washington, DC 20036-5306

Dear Mr. Mueller:

We have been retained by Directors Consolino, Gruber, Jensen, Larson and Peraino.

In response to your letter of March 11, 2014, sent on behalf of the Audit Committee, we believe that the Audit Committee is mistaken about a number of assertions.

1)	The affiliations of our clients to American Financial Group, Inc. (“AFG”) and Great American Insurance Company (“GAIC”) have been a matter of common knowledge to the entire National Interstate Corporation (“NIC”) Board of Directors and the Audit Committee for years. Through multiple proxies filed in connection with the election of each of our clients to the NIC Board, and numerous other public filings, it also has been known to the investing public for years. The affiliations of each of the Directors and the fact that GAIC holds 51.7% of NIC’s outstanding shares are known by the Audit Committee, the Board and the public as well. Not only were the potential conflicts the Audit Committee alleges well known by all of the Directors, they were fully disclosed again in the Schedule TO, Section 12, page 17: “Interests of Directors and Executive Officers in the Offer.” This Schedule was filed on February 5, 2014, before the February 7, 2014, Board vote raised in your letter.

2)	While it is “possible” that our clients had a conflict given their relationship to AFG and GAIC, that possibility of a conflict did not preclude them from participating in the decision-making process regarding the tender offer. Article Fifth of the Fourth Amended and Restated Articles of Incorporation of NIC, effective as of 10/18/2004, provides:

FIFTH: A Director or officer of the Corporation shall not be disqualified by his office from dealing or contracting with the Corporation as a vendor, purchaser, employee, agent or otherwise, nor shall any transaction, contract or other act of the Corporation

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Ronald O. Mueller

March 12, 2014

be void or voidable or in any way affected or invalidated by reason of the fact that any Director or officer, or any firm in which such Director or officer is a member, or any corporation of which such Director or officer is a shareholder, Director or officer, is in any way interested in such transaction, contract or other act, provided the fact that such officer, Director, firm or corporation is so interested shall be disclosed or shall be known to the Board of Directors of such members thereof as shall be present at any meeting of the Board of Directors at which action upon any such transaction, contract or other act shall be taken; nor shall any such Director or officer be accountable or responsible to the Corporation for or in respect of any such transaction, contract or other act of the Corporation or for any gains or profits realized by him by reason of the fact that he or any firm of which he is a member or any corporation of which he is a shareholder, Director or officer is interested in such transaction, contract or other act; any such Director may be counted in determining the existence of a quorum at any meeting of the Board of Directors of the Corporation which shall authorize or take action in respect of any such transaction, contract or other act, and may vote thereat to authorize, ratify or approve any such transaction, contract or other act with like force and effect as if he or any firm of which he is a member or any corporation of which he is a shareholder, Director or officer were not interested in such transaction, contract or other act.

As the Audit Committee well knows, all of the Directors of NIC have always known of the relationship between our clients and AFG/GAIC. This fact is beyond any reasonable dispute.

3)

As the Audit Committee also knows, the votes of all Directors with respect to the establishment of a Special Committee and the neutrality vote have been fully disclosed by NIC and AFG/GAIC in multiple filings with the SEC in this matter. These matters are fully known to all shareholders who can draw their own conclusions about the differing views of the members of the Board of Directors. It is our view that there has been no violation of the Code of Ethics and Conduct. The Code of Ethics and Conduct is subject to the qualifying provisions of Article Fifth of the Fourth Amended and Restated Articles of Incorporation which are quoted above and, therefore, there has been no “implicit

Ronald O. Mueller

March 12, 2014

waiver” of its provisions. Moreover, we call your attention to Instruction B.3 of Form 8-K which eliminates the requirement for Form 8-K if the same information has been “previously reported,” which we believe that it has been.

Given these facts, the Audit Committee’s assertions and recommendations are without legal or factual merit. Our clients request that you provide them with a statement as to whether you or any member of the Audit Committee have been communicating, directly or indirectly, with other Directors or representatives of other Directors, including their outside counsel, regarding these Committee matters. In conclusion, given the uncontroverted facts, we see no reason or basis for the Audit Committee to further “consider or review” the alleged conflicts.

Very truly yours,

BLANK ROME LLP

Frederick D. Lipman One Logan Square 130 North 18th Street Philadelphia, PA 19103 Lipman@blankrome.com

Michael L. Cioffi 1700 PNC Center 201 East 5[t]h Street Cincinnati, OH 45202 Cioffi@blankrome.com

cc:	Board of Directors of National Interstate Corporation
c/o Mr. Arthur J. Gonzales, Esq.